December 21, 2007

TO OUR SHAREHOLDERS:

Fullcast Co., Ltd.
2-6 Sakuragaoka-cho, Shibuya-ku, Tokyo

Hiroyuki Urushizaki
President and Representative Director

## Notice of Resolutions of the 15th Ordinary General Meeting of Shareholders

Fullcast Co., Ltd. announced today that the following reports and resolutions were made at the Company's Ordinary General Meeting of Shareholders for the 15th fiscal year held on December 21, 2007.

Details

Items to be reported

1. Report on the Business Report, the Consolidated Balance Sheet, the Consolidated Statements of Operations, and the Consolidated Statements of Changes in Net Assets as well as the Balance Sheet, the Statements of Operations and the Statements of Changes in Net Assets for the 15th fiscal year (from October 1, 2006 to September 30, 2007)
   In this item, the details of the above statements were reported.
2. Report on the results of the audits of consolidated financial statements by the independent auditor and the Board of Corporate Auditors
   In this item, the details of the above results were reported.

Resolutions

No. 1 Reduction of Capital surplus and Retained earnings
This item was approved as proposed, and a reduction of 1,804,765,395 yen of the capital surplus of 2,704,765,395 yen and the entire amount of retained earnings of 13,020,000 yen will be made in accordance with Article 448, Paragraph 1 of the Corporate Law with January 31, 2008 as the effective date.

No. 2 Partial amendment to the Articles of Incorporation
This item was approved as proposed.

No. 3 Election and appointment of four directors

This item was approved as proposed, and Takehito Hirano, Hiroyuki Urushizaki, Takahiro Ishikawa, Yasushi Kamiguchi were reappointed directors. They took up these positions.

No. 4 Appointment of two corporate auditors

This item was approved as proposed, and Teruho Tougou, Yoshinori Nakajima were appointed corporate auditors. They took up these positions.

Teruho Tougou and Yoshinori Nakajima are outside corporate auditors as provided in Article 2, Paragraph 3, Item 8 of the Enforcement Regulations of the Corporate Law.

At a meeting of the Board of Directors held following this Ordinary General Meeting of Shareholders, Takehito Hirano and Hiroyuki Urushizaki were appointed Chairman and Director, and President and Representative Director, respectively, and took up these positions.

December 21, 2007


Company name: Fullcast Co., Ltd.

Representative: Hiroyuki Urushizaki
Representative Director and President

(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)

Contact: Yasushi Kamiguchi,
Managing Director and Chief Administrative Officer
Shingo Tsukahara,
Corporate Executive Officer,
General Manager of Group Management Planning Department

Telephone: +81-3-3780-9507


For Immediate Release:

## Announcement of Completion of Improvement Reports Required under Operational Improvement Orders

On the morning of December 21, 2007, Fullcast Co., Ltd. submitted its final report on improvement results required under the order to improve its worker dispatching operations issued by the Tokyo Labor Bureau to the Company on August 3, 2007. With the final report, all reports on the state of improvement required under the order have now been completed.

We take this opportunity to once again apologize sincerely for the serious inconvenience and great anxiety we have caused to our customers, registered staff members, and other stakeholders, including our shareholders.

We are committed to fulfilling our obligations as a worker dispatching business operator and restoring confidence in our operations.

###

December 21, 2007

Company name: Fullcast Co., Ltd.
Representative: Hiroyuki Urushizaki
President and Representative Director
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi,
Managing Director and Chief Administrative Officer
Shingo Tsukahara,
Corporate Executive Officer,
General Manager of Group Management Planning Department
Telephone: +81-3-3780-9507

For Immediate Release:

# Notice of Personal Changes

Fullcast Co., Ltd. announces that one auditor was appointed and two directors retired with the expiration of the term of office at the ordinary general meeting of shareholders for the 15th accounting term held today.

Effective December 21, 2007

| New title | Name | Former title |
|---|---|---|
| Auditor | Yoshinori Nakajima | — |
| (Retirement) | Shiro Kaizuka | Managing Director |
| (Retirement) | Yutaka Kubo | Managing Director |

* Mr. Yoshinori Nakajima is the outside auditor provided under Item 16 of Article 2 of the Corporation Law.

(For reference) The following is a list of directors and auditors as of December 21, 2007:

| Title | Name |
|---|---|
| Chairman and Director | Takehito Hirano |
| President and Representative Director | Hiroyuki Urushizaki |
| Managing Director | Takahiro Ishikawa |
| Managing Director and Chief Administrative Officer | Yasushi Kamiguchi |
| Statutory Auditor | Kouji Sasaki |
| Auditor | Teruho Tougou |
| Auditor | Mitsuo Sakai |
| Auditor | Yoshinori Nakajima |

* The four auditors are outside auditors provided under Item 16 of Article 2 of the Corporation Law.

###

December 17, 2007

Company name: Fullcast Co., Ltd.

Representative: Hiroyuki Urushizaki
Representative Director and President

(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)

Contact: Yasushi Kamiguchi,
Managing Director and Chief Administrative Officer
Shingo Tsukahara,
Corporate Executive Officer,
General Manager of Group Management Planning Department

Telephone: +81-3-3780-9507

For Immediate Release:

## Notice of the Monthly Sales for the Term Ending September 2008

We are pleased to announce the Group's performance on a monthly basis for the term ending September 2008.

Details

(Unit: Million yen)

| | Oct. | Nov. | Dec. | Jan. | Feb. | Mar. | Apr. | May | June | July | Aug. | Sept. |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ■ Consolidated Sales | | | | | | | | | | | | |
| Month | 8,169 | 7,956 | | | | | | | | | | |
| Accumulative | 8,169 | 16,125 | | | | | | | | | | |
| Year on Year (Accumulative) | 91.3% | 86.7% | | | | | | | | | | |
| Rate of progress | 7.6% | 14.9% | | | | | | | | | | |

* The rate of progress is the progress made against the forecasted consolidated full-year sales for the term ending September 2008, namely 108,017 million yen, expressed as a percentage.

## Summary

Sales in the Spot Business amounted to 2,806 million yen (down 44.6% from the same month last year), reflecting the slow recovery of orders as in the previous month and the effect of the transfer of shares of a consolidated subsidiary (*1). In contrast, sales in the Technology Business rose to 1,916 million yen (up 58.2%) thanks to the significant contribution of the change of the scope of consolidation (*2). Sales in the Office Business, where sales support operations were also robust, reaching 1,158 million yen (rising 35.1%).

In the November monthly results, consolidated sales amounted to 7,956 million yen (down 13.3% from the same month of the previous year)

If the impact of the transfer of the subsidiary in the Spot Business is excluded, sales fell 38.7%.

* 1 - Excluded from the scope of consolidation as of July 1, 2007 [Spot Business]
Please refer to the " Notice of Change in Subsidiary (Transfer of Shares) " on July 6, 2007 for more details.
* 2 - The scope of consolidation was changed from an equity-method affiliate to a consolidated subsidiary as of June 30, 2007 [Technology Business]
Please refer to the " Net it works, Inc. Becomes Consolidated Subsidiary " on July 26, 2007 for more details.

Note: Sales figures have not been audited, and may differ from those shown in the year-end financial result summaries.

###

January 21, 2008


Company name: Fullcast Co., Ltd.

Representative: Hiroyuki Urushizaki
President and Representative Director

(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)

Contact: Yasushi Kamiguchi,
Managing Director and CAO
Shingo Tsukahara,
Executive Officer and CFO

Telephone: +81-3-3780-9507


For Immediate Release:

# Head Office Relocation

Fullcast Co., Ltd. is pleased to announce that a meeting of the Board of Directors held today has resolved to relocate its head office functions. Details are as follows.

Details

1. Location of new Head Office
   Shibuya Property Tokyu Bldg. 1F, 12F, 1-32-12 Higashi, Shibuya-ku, Tokyo
   The head office location shown in the Articles of Incorporation will not change.

2. Date of relocation (Starting date of operation)
   Scheduled for June 2008

3. Reason for relocation
   With the expiration of the fixed-term building lease contract for the current head office, we will relocate to reduce costs.

4. Influence on the Company's performance
   We will announce the estimated costs for the relocation as soon as the estimation is completed.

###

END